Hilton Group plc

04046520

Ref: 82-1571

SEC MAIL PROCESSING
RECEIVED
NOV 1 5 2004
WASH. D.C. 213 SECTION

SUPPL

With Compliments

Maple Court, Central Park, Reeds Crescent, Watford, Hertfordshire WD24 4QQ
Telephone +44 (0)20 7856 8000 Fax +44 (0)20 7856 8001 www.hiltongroup.com

Hilton Ladbrokes LivingWell

PROCESSED
DEC 08 2004
THOMSON FINANCIAL

Hilton Group plc

DIRECTORS' SHARE INTERESTS

HILTON GROUP PLC ("THE COMPANY") ANNOUNCES THE FOLLOWING CHANGES TO THE INTERESTS OF DIRECTORS IN FULLY PAID ORDINARY SHARES OF 10P EACH IN THE COMPANY ("SHARES") HELD UNDER THE COMPANY'S SHARE INVESTMENT PLAN ("THE PLAN"):

DIRECTOR	*NO. OF SHARES PURCHASED (NOTE 1)*	*NO. OF BONUS SHARES AWARDED (NOTE 2)*	*CURRENT INTERESTS UNDER THE PLAN NO. OF SHARES*
DAVID MICHELS	28	14	2,286
BRIAN WALLACE	28	14	2,286
CHRISTOPHER BELL	28	14	2,286

NOTES:

1. SHARES PURCHASED PURSUANT TO THE PLAN ON 5 NOVEMBER 2004 AT 268.25P PER SHARE

2. SHARES PURCHASED MATCHED PURSUANT TO THE PLAN BY THE ALLOTMENT ON THE SAME DATE AS IN NOTE 1 OF ONE BONUS SHARE FOR EVERY TWO SHARES PURCHASED.

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Aesp41109.doc